SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

          Check if an application to determine eligibility of a Trustee
                      pursuant to Section 305 (b)(2)    X
                                                     -------

                             -----------------------
                                 CITIBANK, N.A.

A National Banking Association
                                                        13-5266470
                                                        (I.R.S. employer
                                                        identification no.)

399 Park Ave.,  New York, NY                            10043
(Address of principal executive office)                 (Zip Code)

                             -----------------------

                      Hyundai Auto Receivables Trust 2007-A
                     (Issuer with respect to the securities)
    THAT ISSUES NOTES UNDER THE RELATED PROSPECTUS AND PROSPECTUS SUPPLEMENT
                         Hyundai ABS Funding Corporation
             (Exact name of registrant as specified in its charter)

         Delaware                                       Applied for
(State or other jurisdiction of                         (I.R.S. employer
incorporation or organization)                          identification no.)

c/o Wilmington Trust Company, as Owner Trustee
Rodney Square North
1100 North Market Street
Wilmington, Delaware                                    19890-0001
Or such other address specified in the applicable
Prosepectus Supplement
(Address of principal executive offices)                (Zip Code)

                            -------------------------
                             Asset Backed Securities

Item 1.  General Information.

            Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

            Name                                        Address
            ----                                        -------
            Comptroller of the Currency                 Washington, D.C.

            Federal Reserve Bank of New York            New York, NY
            33 Liberty Street
            New York, NY

            Federal Deposit Insurance Corporation       Washington, D.C.

      (b)   Whether it is authorized to exercise corporate trust powers.

            Yes.

Item 2.     Affiliations with Obligor.

            If the obligor is an affiliate of the trustee, describe each such affiliation.

                  None.

Item 16.    List of Exhibits.

            List below all exhibits filed as a part of this Statement of Eligibility.

            Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

            Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

            Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

            Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

            Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

            Exhibit 5 - Not applicable.

            Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

            Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2007 - attached)

            Exhibit 8 - Not applicable.

            Exhibit 9 - Not applicable.

                               ------------------

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 13th day of September, 2007.



                                        CITIBANK, N.A.

                                        By   /s/ Karen Schluter
                                             --------------------------
                                             Karen Schluter
                                             Vice President

                                                                       EXHIBIT 7

Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on June 30, 2007, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS                                                      Thousands of dollars
Cash and balances due from
         depository institutions:
Noninterest-bearing balances
         and currency and coin .................................. $   22,912,000
Interest-bearing balances .......................................     59,850,000
Held-to-maturity securities .....................................          1,000
Available-for-sale securities ...................................    188,052,000
Federal funds sold in domestic
         Offices ................................................        503,000
Federal funds sold and
         securities purchased under
         agreements to resell ...................................     11,797,000
Loans and leases held for sale ..................................     17,200,000
Loans and lease financing
         receivables:
         Loans and Leases, net of
         unearned income ........................................    620,019,000
LESS: Allowance for loan and lease
         losses .................................................      6,517,000
Loans and leases, net of unearned
         Income and allowance ...................................    613,502,000
Trading assets ..................................................    126,525,000
Premises and fixed assets
         (including capitalized leases) .........................      5,539,000
Other real estate owned .........................................        379,000
Investments in unconsolidated
         subsidiaries and associated
         companies ..............................................      3,783,000
Intangible assets: Goodwill .....................................     17,105,000
Intangible assets: Other intangible
          assets ................................................     12,167,000
Other assets ....................................................     53,525,000
                                                                  --------------
TOTAL ASSETS .................................................... $1,132,840,000
                                                                  ==============

LIABILITIES
Deposits: In domestic offices ................................... $  204,020,000
Noninterest- bearing ............................................     41,604,000
Interest- bearing ...............................................    162,416,000
In foreign offices, Edge and
         Agreement subsidiaries,
         and IBFs ...............................................    521,928,000
Noninterest- bearing ............................................     35,546,000

Interest- bearing ...............................................    486,382,000
Federal Funds purchased and securities sold under
Agreements to repurchase:
Federal funds purchased in domestic
         Offices ................................................      9,226,000
Securities sold under agreements
         to repurchase: .........................................     14,386,000
Fee
Trading liabilities .............................................     54,213,000
Other borrowed money (includes
         mortgage indebtedness and
         obligations under capitalized
         leases): ...............................................    167,734,000
Subordinated notes and debentures ...............................     25,400,000
Other liabilities ...............................................     50,735,000
                                                                  --------------
TOTAL LIABILITIES ............................................... $1,047,642,000
                                                                  --------------
Minority interest in consolidated
Subsidiaries ....................................................      1,133,000

EQUITY CAPITAL
Perpetual preferred stock and
         related surplus ........................................              0
Common stock ....................................................        751,000
Surplus .........................................................     49,487,000
Retained Earnings ...............................................     35,343,000
                                                                  --------------
Accumulated net gains (losses)
         on cash flow hedges ....................................     -1,516,000
Other equity capital components .................................              0
                                                                  --------------
TOTAL EQUITY CAPITAL ............................................ $   84,065,000
                                                                  --------------
TOTAL LIABILITIES AND EQUITY
         CAPITAL ................................................ $1,132,840,000
                                                                  ==============

I, the undersigned CFO (or equivalent) of the named bank, attest that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

CARY CRITTENDEN

We, the undersigned directors (trustees), attest to the correctness of the Reports of Condition and Income (including the supporting schedules) for this report date and declare that the Reports of Condition and Income have been examined by us and to the best of our knowledge and belief have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true and correct.

SALLIE KRAWCHECK
KEVIN KESSINGER
DAVID BUSHNELL
DIRECTORS